Mail Stop 6010

August 6, 2007

Camlex Management
  agent for service for
ICP Solar Technologies, Inc.
8275 S. Eastern Ave., Suite 200
Las Vegas, NV 89123

        Re: ICP Solar Technologies, Inc.
                 Amendment No. 5 to Registration Statement on Form SB-2
                 Filed July 27, 2007
                 File No. 333-138693

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Consolidated Financial Statements, page F-36

1.   Please refer to our prior comment 5. Note adjustments related to a pro forma condensed income statement shall only include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) *expected to have a continuing impact on the registrant*, and (iii) factually supportable. Please revise your pro forma income statements to remove the adjustment for the gain on disposition of your subsidiary since it will not have a continuing impact on your financial statements.

2.   Please refer to our prior comment 8. Please revise your Item 9.01 Form 8-K/A filed July 12, 2007 to comply with our accounting comment above.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard Raymer, Hodgson Russ LLP